Garpa Resources, Inc.
5411 Calderwood Crescent
Richmond, British Columbia
Canada, V7C 3G2

Tel: (604) 681-0209
Fax: (604) 687-4670

January 4, 2006

VIA FAX (202) 772-9206 and EDGAR

United States
Securities and Exchange Commission
SEC Office of Small Business
100 F Street, NE
MAIL STOP 3561
Washington, DC 20549
USA

Re: Request for acceleration of the effective date of the Registration Statement on Form SB-2 of Garpa Resources, Inc.
Filed November 22, 2005
File No. 333-129841

Attention: Carlton Tartar

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of Garpa Resources, Inc. be declared effective at 5:00 PM Eastern Time on Wednesday, January 11, 2006 or on such earlier or later date as the Commission acting pursuant to Section 8(a) shall determine.

Garpa Resources, Inc. acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Garpa Resources, Inc.

Per:

/s/ Gary Schellenberg

Gary Schellenberg
Director, President, Principal Financial Officer and Principal Accounting Officer